Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Mountain Crest Acquisition Corp. II (the “Company”) on Form S-1 of our report dated November 17, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Mountain Crest Acquisition Corp. II as of October 16, 2020 and for the period from July 31, 2020 (inception) through October 16, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp
New York, NY
December 21, 2020